EXHIBIT 14


                     Supplement to Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock,

                           Series B Preferred Stock and

                             Series C Preferred Stock

                                        of

                                    QVC, INC.

                                        at

                      $46 Net Per Share of Common Stock and

                      $460 Net Per Share of Preferred Stock

                                        by

                          QVC PROGRAMMING HOLDINGS, INC.

         THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 9, 1995, UNLESS THE OFFER IS EXTENDED.

                   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS,
         (i) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE SHARES (THE "SHARES") OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), AND SERIES B PRE-FERRED STOCK AND SERIES C PREFERRED STOCK, EACH PAR VALUE $.10 PER SHARE (TOGETHER, THE "PREFERRED STOCK") OF QVC, INC. (THE "COMPANY") WHICH, TOGETHER WITH THE 19,176,061 FULLY DILUTED SHARES AGREED TO BE CONTRIBUTED BY COMCAST CORPORATION ("COMCAST") AND LIBERTY MEDIA CORPORATION ("LIBERTY") (OR ANY WHOLLY-OWNED SUBSIDIARY THEREOF) TO QVC PROGRAMMING HOLDINGS, INC. (THE "PURCHASER"), PURSUANT TO THE JOINT BIDDING AGREEMENT (AS DEFINED IN THE OFFER TO PURCHASE DATED AUGUST 11, 1994 (THE "OFFER TO PURCHASE")), REPRESENT AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK, CALCULATED ON A FULLY DI-LUTED BASIS AND (ii) THE PURCHASER HAVING OBTAINED SUFFICIENT FINANCING ON TERMS SATISFACTORY TO IT TO PURCHASE ALL OF THE OUTSTANDING SHARES PURSUANT TO THE OFFER, CONSUMMATE THE MERGER (AS DESCRIBED IN THE OFFER TO PURCHASE) AND PAY RELATED FEES AND EXPENSES. SEE "THE TENDER OFFER -- 10. CERTAIN CONDITIONS OF THE OFFER" IN THE OFFER TO PURCHASE, AS AMENDED.



                   THE BOARD OF DIRECTORS OF THE COMPANY (OTHER THAN DIRECTORS AFFILIATED WITH COMCAST) HAS UNANIMOUSLY DETERMINED



                                      PAGE

         THAT THE OFFER AND THE MERGER DESCRIBED IN THE OFFER TO PUR-CHASE ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN COMCAST AND LIBERTY AND THEIR AF-FILIATES) AND APPROVED THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND APPROVE THE MERGER.



                   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMIS-SION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.




                                    IMPORTANT

                   Any stockholder desiring to tender Shares should either (1) complete and sign one of the Letters of Transmittal (or facsimile thereof) in accordance with the instructions in one of the Letters of Transmittal and deliver it with the certificate(s) representing tendered Shares and all other required documents to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in "The Tender Offer -- 3. Procedures for Tendering Shares" in the Offer to Purchase, as amended, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares.

                   Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pur-suant to the guaranteed delivery procedures set forth in "The Tender Offer -- 3. Procedures for Tendering Shares" in the Offer to Purchase, as amended.

                   Questions and requests for assistance or additional copies of this Supplement to Offer to Purchase ("Supplement"), the Offer to Purchase and the Letters of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the last page of this Supplement. Additional copies of this Supplement, the Letters of Transmittal and the Notice of



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


         Guaranteed Delivery may also be obtained from brokers, dealers, commercial banks or trust companies.




                       The Dealer Manager for the Offer is:

                               Lazard Freres & Co.

         February 3, 1995










































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


         To the Holders of Common Stock,
           Series B Preferred Stock and
           Series C Preferred Stock of
           QVC, Inc.:

                                   INTRODUCTION

                   The following information amends and supplements the Offer to Purchase, dated August 11, 1994 (the "Offer to Pur-chase"), of QVC Programming Holdings, Inc., a Delaware corpo-ration (the "Purchaser"). The Purchaser, which will be wholly-owned by Comcast Corporation, a Pennsylvania corporation ("Comcast"), and Liberty Media Corporation, a Delaware corpo-ration ("Liberty" and, together with Comcast, the "Parent Purchasers") and a wholly-owned subsidiary of Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby offers to purchase all outstanding shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock"), and Series B Preferred Stock and Series C Preferred Stock, each par value $.10 per share (together, the "Preferred Stock") of QVC, Inc., a Delaware corporation (the "Company") at $46 per share of Common Stock and $460 per share of Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the related Letters of Transmittal (which, together with the amendments thereto, constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all charges and expenses of Lazard Freres & Co. (in such capacity, the "Dealer Manager"), the Bank of New York (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") incurred in connection with the Offer.

                   As indicated below, Comcast and Liberty are pro-ceeding with their efforts to obtain the financing necessary to satisfy the Financing Condition (as defined in the Offer to Purchase, as amended) and anticipate that such financing will be obtained by February 9, 1995, assuming all other conditions to the Offer have been satisfied. Upon obtaining such financ-ing, and if the other conditions to the Offer are then satis-fied, Comcast and Liberty intend to cause the Purchaser to accept Shares for payment and consummate the Offer.

                   Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, terms not



                                       -4-
                                      PAGE
         defined herein have the meaning ascribed to them in the Offer to Purchase.

                   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS,
         (i) THERE BEING VALIDLY TENDERED (AS DEFINED IN THE OFFER TO PURCHASE) AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN THE OFFER TO PURCHASE) SHARES WHICH, TOGETHER WITH THE 19,176,061 FULLY DILUTED SHARES AGREED TO BE CONTRIBUTED BY THE PARENT PURCHASERS (OR ANY WHOLLY-OWNED SUBSIDIARY THEREOF) TO THE PURCHASER PURSUANT TO THE JOINT BIDDING AGREEMENT DESCRIBED IN THE OFFER TO PURCHASE, REPRESENT AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK, ON A FULLY DILUTED BASIS (THE "MINIMUM TENDER CONDITION") AND (ii) THE PURCHASER HAVING OBTAINED SUFFICIENT FINANCING ON TERMS SAT-ISFACTORY TO IT TO PURCHASE ALL OF THE OUTSTANDING SHARES PURSUANT TO THE OFFER, CONSUMMATE THE MERGER AND PAY RELATED FEES AND EXPENSES (THE "FINANCING CONDITION"). SEE "THE TENDER OFFER -- 10. CERTAIN CONDITIONS OF THE OFFER" IN THE OFFER TO PURCHASE, AS AMENDED.

                   THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") (OTHER THAN DIRECTORS AFFILIATED WITH COMCAST) HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER DESCRIBED IN THE OFFER TO PURCHASE ARE FAIR TO AND IN THE BEST INTERESTS OF THE COM-PANY'S STOCKHOLDERS (OTHER THAN THE PARENT PURCHASERS AND THEIR AFFILIATES) AND APPROVED THE OFFER AND THE MERGER AND RECOM-MENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND APPROVE THE MERGER.

                   ALLEN & COMPANY INCORPORATED ("ALLEN & COMPANY" OR "ALLEN"), FINANCIAL ADVISOR TO THE COMPANY, HAS DELIVERED AN OPINION TO THE BOARD TO THE EFFECT THAT THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS (OTHER THAN THE PARENT PURCHASERS) OF THE COMPANY IN THE OFFER AND MERGER DESCRIBED IN THE OFFER TO PURCHASE IS FAIR TO SUCH STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. SEE "SPECIAL FACTORS -- OPINIONS AND REPORTS OF FI-NANCIAL ADVISORS" IN THE OFFER TO PURCHASE, AS AMENDED.

                   According to the Company, as of January 31, 1995, there were outstanding approximately 55,642,642 Fully Diluted Shares. Subsequent to the Parent Contribution, the Purchaser will beneficially own 19,176,061 Fully Diluted Shares. Ac-cordingly, the Purchaser believes that the Minimum Tender Condition will be satisfied if approximately 8,645,261 shares of Common Stock are validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Date.

                   Stockholders are urged to read this Supplement, the Offer to Purchase and the related Letters of Transmittal carefully before deciding whether to tender their Shares.



                                       -5-
                                      PAGE

         Stockholders are also urged to consult the Tender Offer
         Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") relating to the Offer, which is on public file with the Com-mission and available for review.

















































                                       -6-
                                      PAGE

         Financing of the Transaction

                   Bank Financing. In connection with the Offer, on January 13, 1995, Comcast entered into a commitment letter (together with the term sheets thereto, the "Commitment Letter") with certain lenders (each, a "Managing Agent" and collectively, the "Managing Agents"), pursuant to which the Managing Agents have agreed, subject to the terms and condi-tions set forth therein, to provide the Purchaser with a multi-draw term loan credit facility in the aggregate principal amount of $1,100,000,000 (later agreed to be increased to $1,150,000,000) (the "Tender Offer Facility" and loans extended thereunder, the "Tender Loans"), and to provide the Surviving Corporation (as defined in the Offer to Purchase) with a credit facility in the aggregate principal amount of $1,200,000,000 (the "Permanent Facility"). The proceeds of the Tender Offer Facility (except, unless Comcast guarantees the payment of interest and certain fees and other amounts under the Tender Offer Facility, for a certain amount to be withheld, as shall be determined by the Managing Agents to be sufficient to pay, among other things, all interest and fees for three months from the date of the initial Tender Loans) are available to be used to finance the purchase of the Shares pursuant to the Offer. The proceeds of the Permanent Facility are available to be used to repay the Tender Offer Facility, to pay other amounts, in-cluding merger consideration and transaction costs, payable in connection with the Merger, to issue letters of credit and for general corporate purposes.

                   The Tender Offer Facility and the Permanent Facility will be provided pursuant to the terms of, and shall become effective only upon the execution and delivery of, mutually satisfactory definitive loan documentation incorporating terms and conditions set forth in the Commitment Letter. It is expected that the definitive documentation for the Tender Offer Facility will not be executed until definitive documentation for the Permanent Facility is substantially complete.

                   The credit agreement for the Tender Offer Facility (the "Tender Facility Agreement") will be subject to certain customary conditions precedent, including, without limitation, the following: (1) the shareholders, management or other sim-ilar agreement or agreements (the "Joint Ownership and Man-agement Agreements") among Comcast, Liberty and certain of their respective affiliates and the corporate and capital structure and related documents and agreements of the Purchaser and the Company shall be in form and substance reasonably satisfactory to the Managing Agents; (2) the Purchaser shall have purchased, concurrently with the initial borrowing under the Tender Offer Facility and pursuant to the Offer, at least



                                       -7-
                                      PAGE
         that number of Shares which, when added to the number of Shares held by Purchaser, represents the number of Fully Diluted Shares of the Company which is necessary to effect the Merger without the affirmative vote of any other shareholder of the Company; (3) satisfaction of the conditions to the Offer;
         (4) receipt by the Purchaser of capital contributions of at least 18,000,000 Shares and such amount of cash as is necessary to consummate the Offer, and to do so in compliance with the applicable margin regulations; (5)(a) receipt of all necessary governmental approvals and expiration of all applicable waiting periods without any action being taken by any competent authority which restrains, prevents or imposes materially adverse conditions upon the consummation of the Offer or the Merger and (b) absence of any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the purchase of Shares pursuant to the Offer or the consummation of the Merger and absence of pending or threatened actions, suits or proceedings with respect to the Purchaser or the Company or its subsidiaries that could reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Purchaser or have a material adverse ef-fect on the Offer, the rights or remedies of the lenders or on the ability of the Purchaser to perform its obligations under the Tender Offer Facility; (6) reasonable satisfaction of the Managing Agents with the terms of the Offer and the Merger Agreement; (7) receipt by the lenders of evidence of solvency and related matters satisfactory to the Managing Agents;
         (8) the lenders shall have a perfected first priority security interest in the Shares owned by the Purchaser; (9) evidence that the Purchaser's property is free and clear of all liens and encumbrances, with certain exceptions (including those in favor of the lenders); (10) absence of a material adverse change relating to the Company since January 31, 1994;
         (11) absence of stock options, warrants or similar rights to acquire the capital stock of the Company, with certain excep-tions; (12) compliance of the Offer, the Merger and the Tender Loans with all applicable legal requirements, including, without limitation, Regulations G, T, U and X of the Board of Governors of the Federal Reserve System; (13) absence of vio-lation of contractual restrictions as a result of the Offer and the Merger which would have a material adverse effect on the business, assets, liabilities, condition (financial or other-wise) or results of operations of the Company or which would have a material adverse effect on the ability of the Purchaser to perform its obligations under the Tender Facility Agreement;
         (14) provision by Comcast, Liberty or their respective sub-sidiaries of any additional funding necessary to complete the Offer and undertakings to complete the Merger in a manner and on terms reasonably satisfactory to the Managing Agents;



                                       -8-
                                      PAGE

         (15) receipt by the lenders of satisfactory legal opinions; and
         (16) payment of costs, fees, expenses and other compensation contemplated by the Commitment Letter to the lenders or the Managing Agents to the extent due.

                   The credit agreement for the Permanent Facility (the "Permanent Facility Agreement") will be subject to certain customary conditions precedent, including, without limitation, the following: (1) satisfaction of all conditions to the Merger Agreement; (2) receipt of all necessary governmental approvals in connection with the Merger, the transactions contemplated by the Merger Agreement and otherwise referred to in the Permanent Facility, expiration of all applicable waiting periods without any action being taken by any competent authority which restrains, prevents or imposes materially ad-verse conditions upon, the consummation of the Merger, the absence of any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the consummation of the Merger and the absence of pending or threatened actions, suits, proceedings with respect to the Purchaser, the Company or their subsidiaries that could reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Purchaser, the Company and its subsid-iaries, the rights and remedies of the lenders or the ability of the Company to perform its obligations under the Permanent Facility Agreement; (3) the Joint Ownership and Management Agreements and the corporate and capital structure of the Surviving Corporation shall be reasonably satisfactory in form and substance to the Managing Agents; (4) receipt by the lenders of a perfected first priority security interest in the stock of the Surviving Corporation and its material subsid-iaries; (5) termination of any bank credit agreements of the Company and its subsidiaries (other than the Permanent Facil-ity) and repayment of all amounts outstanding thereunder con-currently with the initial funding under the Permanent Facil-ity; (6) the Company's and its subsidiaries' property shall be free and clear of all liens and encumbrances, with certain exceptions; (7) absence of material adverse change in the business, assets, liabilities, financial condition or results of operations of the Company and its consolidated subsidiaries, taken as a whole, since the funding of the Tender Offer Facility; (8) absence of stock options, warrants or similar rights to acquire the capital stock of the Company, with cer-tain exceptions; (9) compliance of the Merger with all ap-plicable legal requirements, including, without limitation, Regulations G, T, U and X of the Board of Governors of the Federal Reserve System; (10) the lender's reasonable satis-faction as to the absence of violation of contractual restrictions as a result of the Merger which would have a



                                       -9-
                                      PAGE
         material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Surviving Corporation or which would have a material adverse effect on the ability of the Surviving Corporation to perform its obli-gations under the Permanent Facility Agreement; (11) the receipt by the Surviving Corporation of any additional funding necessary to complete the Merger; (12) receipt by the lenders of evidence of solvency and related matters; (13) receipt by the lenders of satisfactory legal opinions; and (14) payment of all reasonable costs, fees, expenses and other compensation payable to the lenders or the Managing Agents to the extent due.

                   The Commitment Letter has previously been filed as Exhibit (b)(1) to the Schedule 14D-1, and the foregoing summary description is qualified in its entirety by reference to such exhibit.

                   QVC Bridge Loan. In connection with the financing of the Offer, the Board of Directors of the Company has autho-rized, subject to the negotiation and execution of definitive documentation and the satisfaction of the officers of the Company with the other relevant terms and conditions of such loan, the Company to make a loan (the "Company Loan") to the Purchaser of up to $60 million. In addition, the Company would be permitted to increase the loan by up to an additional $266 million, which is approximately equal to the difference between the Purchaser's aggregate costs of financing the Offer and the Purchaser's net acquisition costs to consummate the Offer and the Merger. The increased amount of the loan would be funded from proceeds to be received by the Company from the exercise of Options prior to the closing of the Offer. It is antici-pated that the loan will only be drawn down by the Purchaser to the extent that the Offer and the Merger are not consummated on the same day. Based upon the balance sheet of the Company for the fiscal quarter ended October 31, 1994, after funding the loan described above the Company would have in excess of $20,000,000 of remaining cash, assuming the exercise of all outstanding Options and the tender of all outstanding Shares. The loan described above will have a term of two months and will bear interest at Prime Rate (to be defined) plus 2.00% per annum, payable at maturity. The loan will be conditioned upon the Offer expiring no later than 12:00 Midnight, New York City time, on Thursday, February 9, 1995, the time at which the Offer is currently scheduled to expire. The loan will be un-secured and subordinated to the Tender Offer Facility. The loan will be drawn down in one or more installments and only after $1.1 billion of bank financing (all available bank fi-nancing), not reduced by any fees or holdback, and all capital




                                       -10-
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


         contributions are used to purchase Shares tendered in the Of-fer. See "Financing of the Transaction" in the Offer to Pur-chase, as amended.

                   In addition, the Company will fund a "rabbi" trust for outstanding Options not exercised in connection with the Offer; however, the amount of such funding will reduce the maximum amount of the Company Loan. See "Special Factors -- The Merger Agreement" in the Offer to Purchase, as amended.

                   A copy of the term sheet relating to the foregoing is filed as Exhibit (b)(2) to the Schedule 14D-1, and the fore-going summary description is qualified in its entirety by reference to such exhibit.

                   Subordinated Debt Financing. The Purchaser does not expect to raise funds required to consummate the Transaction through the issuance of subordinated debt securities.

         Hart-Scott-Rodino Antitrust Improvements Act of 1976

                   On January 19, 1995, Comcast and TCI notified the Federal Trade Commission (the "FTC") of their intention to consummate the Offer at any time after 5:00 p.m. on Monday, February 6, 1995, provided that conditions to closing have been satisfied. Although all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") relating to the Transaction have expired, the notice was given to the FTC in accordance with the parties' agreement with the FTC to provide at least ten days' notice to the FTC prior to consummating the Offer.

                   On February 3, 1995, Comcast and TCI were advised by the FTC that the FTC had closed its investigation with respect to the Transaction. However, the FTC reserved its right to take such further action as the public interest may require.

         The Merger Agreement

                   The parties to the Merger Agreement (as defined the Offer to Purchase) intend to amend the Merger Agreement by a First Amendment to the Agreement and Plan of Merger (the "First Amendment") to change the structure of the Merger so that the Purchaser, rather than a wholly-owned subsidiary of the Pur-chaser, would be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"). After the Merger, the Company would continue as the Surviving Corpora-tion.





                                       -11-
                                      PAGE

                   It is anticipated that the First Amendment will also provide that (i) the Company, rather than the Purchaser, will fund the "rabbi" trust referred to under "Financing of the Transaction -- QVC Bridge Loan" above, (ii) the Company will be authorized to draw cash funds from the "rabbi" trust for the purpose of repurchasing any outstanding Options for a price equal to the difference between $46 per share and the per share exercise price of such Options at any time after consummation of the Offer, which the Company will be permitted to do,
         (iii) the Company may accelerate the vesting of any outstanding Option, and (iv) the Company will be permitted to make the Company Loan.

                   A copy of the proposed First Amendment will be filed as an Exhibit to the Schedule 14D-1, and the foregoing summary description is qualified in its entirety by reference to such exhibit.

         Paramount Options

                   On August 15, 1994 the options (the "Paramount Op-tions") to purchase an aggregate of 14,294,600 shares of Common Stock, which the Company granted to BellSouth, Cox and Advance pursuant to the Stock Option Agreement, expired without the exercise thereof, in whole or in part, by any of BellSouth, Cox or Advance. In connection with the expiration of the Paramount Options, except as otherwise expressly provided therein, the Stock Option Agreement (including the Acknowledgement and Agreement executed by Comcast and Liberty and the other agreements ancillary thereto and referred to therein) by its terms, including, without limitation, BellSouth's agreement to become a party to the Stockholders Agreement in the event that it purchased shares of Common Stock pursuant to the Stock Op-tion Agreement, became void and of no effect as to the Company and each of BellSouth, Cox and Advance. As a result of the expiration of the Paramount Options, the number of outstanding Fully Diluted Shares set forth in the Offer to Purchase (which number had excluded the shares of Common Stock underlying the Paramount Options) did not change.

         Regulatory Approvals

                   On November 4, 1994, the FCC granted consent to the transfer of control of the Company's three domestic fixed-satellite earth station licenses from the stockholders of the Company to the Purchaser.







                                       -12-
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


         Special Factors

                   Subsequent to the distribution of the Offer to Pur-chase on August 11, 1994, the Parent Purchasers and the Pur-chaser amended the Schedule 14D-1 to amend and supplement the Offer to Purchase to include the information set forth below. Such information should be read in conjunction with, and as if given at the same time as, the information contained in the Offer to Purchase.

                   The information set forth in clause (i) of the sub-section entitled "Special Factors -- Fairness of the Transac-tion -- The Company -- Reasons for Recommendation" in the Offer to Purchase was amended and supplemented to include the fol-lowing information:

                   In connection with its evaluation of the Company's
              current financial condition and results of operations and its future prospects, the Board considered the historical operating results for the Company as well as the Company's budgets for its future operations. Among the information the Board reviewed was the fact that the Company has launched two new domestic shopping services and that the Company is a partner in home shopping joint ventures in Mexico and the United Kingdom. The Board was aware that Allen described that there may be significant near-term growth opportunity for the Company's base business in view of the increasing acceptance of the home shopping indus-try, but that the Company's rate of growth for its base business has been decreasing. In addition, the Board noted that the Company's base business faces increasing competition from proposed new entrants in the televised home shopping industry, which include selected retail department stores and mail order companies, as well as from other participants in the industry. The Board also considered the information presented to the Board by Allen and described in clauses (ii) and (iii) below and under "-- Opinions and Reports of Financial Advisors -- Opinion of Allen & Company".

                   The information set forth in clause (ii) of the subsection entitled "Special Factors -- Fairness of the Trans-action -- The Company -- Reasons for Recommendation" in the Offer to Purchase was amended and supplemented to include the following information:

                   In arriving at its recommendation, the Board also
              considered the fairness of the consideration to be paid to stockholders in the Offer and Merger in relation to the Company's net book value. Based on Allen's analysis, $46



                                       -13-
                                      PAGE
              per share of Common Stock reflects a multiple of book
              value of 3.89, which falls within the range of multiples of book value in selected merger transactions that Allen analyzed, which ranged from .53 to 4.34. The Board was aware that certain valuations of the Company by Allen reflected values higher than the consideration to be paid in the Offer. See "-- Opinions and Reports of Financial Advisors -- Opinion of Allen & Company".

                   The information set forth in clause (v) of the sub-section entitled "Special Factors -- Fairness of the Transac-tion -- The Company -- Reasons for Recommendation" in the Offer to Purchase was amended and supplemented to include the fol-lowing information:

                   The Company considered certain restructuring alter-
              natives, such as a tender offer by the Company for its Shares or the issuance of debt securities to the Company's stockholders, which would allow the Company to remain independent and the stockholders to retain an equity in-terest in the Company; however, following discussion with Allen with respect to these alternatives, the Board con-cluded that the consideration to be paid to stockholders in the Offer and Merger was in the best interests of stockholders.

                   The information set forth in the subsection entitled "Special Factors -- Fairness of the Transaction -- Comcast and Liberty" in the Offer to Purchase was amended and supplemented to include the following information:

                   Comcast and Liberty recognized the fact that the
              Transaction is not structured so that approval of at least a majority of unaffiliated security holders is required, but did not consider this fact to be material to a determination of the fairness of the Transaction to un-affiliated security holders.

                   Comcast and Liberty recognized the fact that a
              majority of directors who are not employees of the Company has not retained an independent representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the Transaction and/ or preparing a report concerning the fairness of the Transaction, but Comcast and Liberty did not consider this fact to be material to a determination of the fairness of the transaction to unaffiliated security holders in light of the fact that Ralph J. and Brian L. Roberts did not participate in the deliberations or decisions relating to the Merger Agreement and the engagement of Allen & Company



                                       -14-
                                      PAGE
              by the Board, the fact that the Merger Agreement and the Transaction were unanimously approved by the directors of the Company other than Ralph J. and Brian L. Roberts, and the fact that the Offer price and the other terms of the Merger Agreement were the result of arms-length negotia-tions between Comcast and Liberty and their respective advisors, on the one hand, and the Company and its advi-sors, on the other hand.

                   Comcast and Liberty believe that the analyses con-
              tained in the Lazard Report, which included, among other things, an analysis of the going concern value of the Company, provide a sufficient basis for Comcast's and Liberty's consideration of the value of the Company. See "-- Opinions and Reports of Financial Advisors -- Opinions and Report of Lazard". Therefore, Comcast and Liberty did not prepare any independent analysis of book value or liquidation value, and did not believe it necessary to consider whether the consideration offered to unaffiliated security holders constitutes fair value in relation to net book value, liquidation value or the purchase price paid in previous purchases disclosed in Item 1(f) of the
              Schedule 13E-3.

                   Comcast and Liberty recognized the fact that certain
              valuations obtained by Lazard were higher than the Offer price, while other valuations obtained by Lazard were lower than the Offer price. See "-- Opinions and Reports of Financial Advisers -- Opinion and Report of Lazard". Comcast and Liberty did not consider this fact to be material to a determination of the fairness of the Transaction to unaffiliated security holders.

                   Comcast did not obtain a valuation of the consider-
              ation offered by CBS other than that contained in the Lazard Report. The Lazard Report included a valuation of the consideration offered to the Company's stockholders in the CBS Proposal based upon projected EBITDA exit mul-tiples of 7.0x, 7.5x, 8.0x, 8.5x and 9.0x for CBS and the Company and derived implied deal prices of the CBS Pro-posal ranging from $31 to $41 per share of the Company's Common Stock. Based upon the Lazard Report, Comcast determined that the implied deal price for the Company's Common Stock in the CBS Proposal was $41 per share.

                   Liberty did not prepare an independent analysis of
              the CBS Proposal and did not retain any person to prepare such an analysis on its behalf. Liberty did, however, review certain summaries of the CBS Proposal prepared by Allen for the Company in connection with Liberty's review



                                       -15-
                                      PAGE
              of the CBS Proposal and its determination of whether to support the CBS Proposal. Such summaries contained an estimate of the value of the consideration to be offered by CBS as part of the CBS Proposal that implied a value of approximately $35 to $47 per share of Common Stock, based on a range of multiples of estimated pro forma 1994 EBITDA for CBS and the Company between 8.0x and 10.0x. In addi-tion, following the announcement of the Comcast Proposal and the termination of the CBS Proposal, Liberty also reviewed certain portions of the Lazard Report provided to Liberty by Comcast relating to the value of the CBS Pro-posal. Other than its review of the Allen summary and portions of the Lazard Report, Liberty did not prepare any independent analysis of the value of the Common Stock in the CBS Proposal and did not attempt to verify the in-formation contained in the summaries prepared by Allen or in the Lazard Report.

                   The information set forth in clause (v) of the sub-section entitled "Special Factors -- Opinions and Reports of Financial Advisors -- Opinion of Allen & Company" in the Offer to Purchase was amended and supplemented to include the fol-lowing information:

                   Allen's analysis yielded a per share valuation
              ranging between $34.18 based on a 25% discount rate and a multiple of projected EBITDA of 7.0 and $58.88 based on a 15% discount rate and a multiple of projected EBITDA of 9.0.

                   The information set forth in clause (vi) of the subsection entitled "Special Factors -- Opinions and Reports of Financial Advisors -- Opinion of Allen & Company" in the Offer to Purchase was amended and restated in its entirety as fol-lows:

                   (vi) Other Factors Considered. (a) Allen reviewed
              recent trends in the market price and trading volume of the shares of Common Stock, (b) Allen compared the recent trends in the market price of the Common Shares with the Standard & Poor's 500 Index, an index comprised of the Cable Programming Companies and an index comprised of the Specialty Retailing Companies, (c) Allen compared market reaction as reflected in the price of the shares of Common Stock relating to selected public announcements relating to the Company. This comparison included, among other things, a review of the market prices of the shares of Common Stock prior to and following the announcement of the CBS Proposal and the announcement of the Comcast Proposal and prior to the announcement of the July 21,



                                       -16-
                                      PAGE

              1994 revised proposal of Comcast and Liberty (the "Comcast/Liberty Proposal"), and reviewed certain other relevant factors influencing the price of the shares of Common Stock, (d) Allen considered the foregoing analyses, together with the other analyses Allen made, and analyzed the relevant dates for purposes of determining a repre-sentative value for the shares of Common Stock. Allen concluded that the closing market price of $32.38 on June 29, 1994, the date prior to the announcement of the CBS Proposal, was a representative price for the shares of Common Stock and the consideration to be paid in the Offer and the Merger represented a 42.1% premium over the market price on that date, (e) Allen compared the premium of the $46 price to be paid in the Offer and the Merger to var-ious recent market prices for the shares of Common Stock and to premiums paid in selected cash merger transactions. The premium of the $46 price over market prices for the shares of Common Stock on the Comparison Dates (which were June 29, 1994, July 12, 1994 and August 2, 1994) and on certain dates prior to June 29, 1994 ranged from 42.1% on June 29, 1994 to 4.0% on August 2, 1994 (thedate prior to Comcast and Liberty advising the Company that they would consider a transaction involving an increase in consid-eration to be paid pursuant to the Comcast/Liberty Pro-posal to $46 per share (on a common equivalent basis)). The premiums paid in selected all cash merger transactions ranged from 10.0% to 82.5%. The multiple of sales, EBITDA, net income and book value in selected merger transactions ranged from 0.10 to 6.22 (compared to a 1.79 multiple of sales based on a $46 per share of Common Stock valuation), 1.1 to 30.0 (compared to an 11.4 multiple of EBITDA based on a $46 per share of Common Stock valua-
              tion), 10.7 to 27.2 (compared to a 29.2 multiple of net income based on a $46 per share of Common Stock valuation) and 0.53 to 4.34 (compared to a 3.89 multiple of book value based on a $46 per share of Common Stock valuation), respectively.

                   Allen determined from the foregoing that (a) the premium of the Offer and the Merger price over the recent market prices for the shares of Common Stock fell within the range of premiums paid in selected all cash merger transactions and (b) the multiples of sales, EBITDA, net income and book value offered to the Company in the Offer and the Merger fell within or above the range of such multiples in selected merger transactions in generally comparable industries.







                                       -17-
                                      PAGE

         Certain Information Concerning the Company

                   The following selected financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K (as defined in the Offer to Purchase) and the unaudited financial statements contained in the Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended October 31, 1994 and 1993 (the "Nine Month Company 10-Qs"). More comprehensive financial information is included in the Company 10-K and the Nine Month Company 10-Qs and the other documents filed by the Company with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.




































                                       -18-
                                      PAGE


                                    QVC, INC.

                             SELECTED FINANCIAL DATA
               (In thousands, except per share amounts and ratios)

                                                            At and For the                         At and For the
                                                           Nine Months Ended                      Fiscal Year Ended
                                                               October 31                            January 31,

                                                           1994           1993       1994          1993          1992

         Statement of Operations Data:
           Net revenue.................................    $964,185    $849,615 $      1,222,104 $  1,070,587  $921,804
           Income before extraordinary item
             and cumulative effect of change
             in accounting principle...................      38,256      52,465       55,311       56,588        21,733
           Net income..................................      38,256      56,455       59,301       55,092        19,625
           Income per common share:
             Primary:
             Income before extraordinary item
               and cumulative effect of change
               in accounting principle.................         .78        1.04         1.10         1.32          .68
                 Net income............................         .78        1.12         1.18         1.29          .61
           Fully diluted:
           Income before extraordinary item............         .78        1.04         1.10         1.27          .67
             Net income................................         .78        1.12         1.18         1.24          .61
         Cash dividends per common share...............           -          -            -            -             -
         Balance Sheet Data:
           Total assets................................   1,009,357     828,879      878,160      699,695      714,539
           Long-term debt, less current
             maturities................................       6,599       7,185        7,044        7,586      152,461
         Supplementary Data:

           Ratio of earnings to fixed charges..........        8.86x      11.10x       23.45x        4.88x        1.99x
           Book value per common share.................      $13.17      $12.22       $12.32       $10.34        $8.96

                   The information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although the Purchaser does not have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, the Purchaser does not take any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser.



                                       -19-
                                      PAGE

                   The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial con-dition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for in-spection and copying at the regional offices of the Commission of New York (Jacob K. Javits Federal Building, 26 Federal Plaza, New York, New York 10278) and Chicago (Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604). Copies of such material can also be obtained from the Public Reference Section of the Commission in Washington, D.C. 20549, at prescribed rates.

         Certain Information Concerning the Purchaser and Parent Pur-chasers

                   The TCI/Liberty Merger (as defined in the Offer to Purchase) was consummated on August 4, 1994. In connection with the TCI/Liberty Merger and the subsequent restructuring of the assets of TCI, (a) the corporate name of Liberty Media Corporation was changed to TCI Cable Investments, Inc. (here-inafter referred to as "Old Liberty") and a new wholly-owned subsidiary of TCI was incorporated under the name "Liberty Media Corporation" (referred to herein as "Liberty", which entity presently holds substantially all of the programming assets owned by TCI), (b) Liberty QVC, Inc., which at the time of the execution of the Joint Bidding Agreement was the wholly-owned subsidiary of Old Liberty that held all of the Shares to be contributed by Old Liberty to the Purchaser in the Parent Contribution, became a wholly-owned subsidiary of Liberty, and Liberty QVC, Inc. continues to hold such Shares, and (c) cer-tain former subsidiaries of Old TCI that held Shares became wholly-owned subsidiaries of Liberty or transferred their Shares to Liberty or its wholly-owned subsidiaries.

                   As a result of the events described in the foregoing paragraph, TCI and Comcast entered into a letter agreement (the "TCI Letter Agreement") dated as of October 13, 1994. The TCI Letter Agreement provides, among other things, that Liberty (a) agrees to be bound by all of the provisions of the Joint Bidding Agreement, (b) assumes and agrees, subject to the terms



                                       -20-
                                      PAGE
         and conditions set forth therein, to perform all liabilities and obligations of Old Liberty under the Joint Bidding Agree-ment (including, but not limited to, the obligations regarding the contribution to the Purchaser of Shares (the "Liberty Shares") and cash in connection with the consummation of the Offer) and (c) agrees to make an additional contribution to the Purchaser of the 17,922 shares of Series B Preferred Stock and 113,040 shares of Common Stock acquired by Liberty as a result of the transactions described in clause (c) of the preceding paragraph (the "Liberty Additional Shares") upon the same terms and conditions as the Liberty Shares are to be contributed to the Purchaser. The TCI Letter Agreement further provides that the contribution of the Liberty Additional Shares will reduce the amount of cash to be contributed by Liberty to the Pur-chaser pursuant to the Joint Bidding Agreement in connection with the consummation of the Offer by $13,443,960 (which is the amount obtained by multiplying the 292,260 Fully Diluted Shares comprising the Liberty Additional Shares by the Offer price of $46 per share of Common Stock), and as a result the Liberty Additional Contribution (as defined in the Joint Bidding Agreement) will be $6,556,040. See "Financing of the Transac-tion" in the Offer to Purchase, as amended.































                                       -21-
                                      PAGE

              Facsimile copies of the Letters of Transmittal will be accepted. The Letters of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                                  The Depositary

                               The Bank of New York

                      (For Information Call (800) 507-9357)

                By Mail:                       By Facsimile:          By Hand of Overnight Courier:

         Tender & Exchange Dept               (212) 815-6213             Tender & Exchange Dept.
             P.O. Box 11248                                                101 Barclay Street
         Church Street Station             Confirm by telephone        Receive and Deliver Window
         New York, NY  10286-1248             (800) 507-9357               New York, NY  10286

                   Questions or requests for assistance or additional copies of the Offer to Purchase, this Supplement and the related Letters of Transmittal may be directed to the Infor-mation Agent or the Dealer Manager at their respective ad-dresses and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                            The Information Agent is:

                              D.F. King & Co., Inc.

          135 South LaSalle Street           77 Water Street              9841 Airport Boulevard
          Chicago, Illinois 60603       New York, New York  10005     Los Angeles, California  90045
          (312) 236-5881 (collect)      (212) 269-5550 (collect)        (213) 215-3860 (collect)

                                        or

                          Call Toll-Free (800) 735-3591

                       The Dealer Manager for the Offer is:

                               LAZARD FRERES & CO.

                              One Rockefeller Plaza
                            New York, New York  10020
                                  (212) 632-6000
                                  (call collect)

         February 3, 1995